April 28, 2011

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrant: Natixis Funds Trust I
File No.: 002-98326; 811-04323
Filing Type: Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 27, 2011 regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Natixis U.S. Diversified Portfolio (the “Fund”), which was filed with the Commission on March 22, 2011 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A, B and C prospectus unless otherwise noted. Please note that the Registrant has requested that the Registration Statement become effective on May 2, 2011. The Fund is currently operational and offering its shares; effectiveness on May 2 will allow the Fund to continue to offer its shares.

1.	Comment. Please summarize the reasoning for the Request for Acceleration.

Response. The Fund’s adviser, Natixis Asset Management Advisors, L.P. (the “Adviser”), wished to recommend the termination of the sub-advisory agreement relating to the Fund with BlackRock Investment Management, LLC (“BlackRock”). BlackRock is currently the subadviser to one segment of the Fund. The Adviser proposed to have Loomis, Sayles & Company L.P. (“Loomis Sayles”), a current sub-adviser of the Fund, assume portfolio management responsibility for the segment currently managed by BlackRock. In connection with these changes the Adviser was also recommending changes to the segment’s investment strategy. The Adviser proposed to have the changes become effective in conjunction with the Fund’s annual update to its registration statement. In order to do so, the Adviser required approval from the Board of Trustees of the Registrant, which could not practicably occur before March 1, 2011. In addition, pursuant to the sub-advisory agreement with BlackRock, 60 days notice was required in order to terminate the contract. The Adviser provided BlackRock with the appropriate notice and made the filing under Rule 485(a) under the Securities Act of 1933 (“1933 Act”) as soon as practicable subsequent to the meeting of the Board of Trustees. At the time of filing, the Adviser requested that the filing be granted acceleration so as to go effective on May 2, 2011, at the same time as its annual update to the registration statement.

2.	Comment. On page 2 of the Supplement dated May 2, 2011, under item 6, add the sell discipline for each of the subadvisors to the Fund and add the buy discipline for BlackRock and Loomis Sayles. Also, add the market capitalization ranges for each index listed.

Response. In response to the comment, each bullet point has been revised as follows:

•

BlackRock – The segment of the Fund managed by BlackRock Investment Management, LLC (“Blackrock”), under normal conditions, pursues long-term growth of capital. The segment primarily invests in a portfolio of common stocks of U.S. companies and may also invest in foreign securities. In making investment decisions, BlackRock conducts company visits, performs external research and extensive in-house analysis. BlackRock generally will sell a position if company fundamentals or management do not perform to expectations.

•

Harris Associates – Under normal circumstances, the segment of the Fund managed by Harris Associates, L.P. (“Harris Associates”) will invest primarily in the common stocks of large- and mid-capitalization companies that Harris Associates believes are trading at a substantial discount to the company’s “true business value.” Harris Associates usually sells a security when the price approaches its estimated worth or if other more favorable opportunities arise and monitors each holding and adjusts those price targets as warranted to reflect changes in the issuer’s fundamentals.

•

Loomis Sayles – Mid Cap Growth segment — Under normal circumstances, the Mid Cap Growth segment of the Fund, managed by Loomis, Sayles & Company. L.P. (“Loomis Sayles”), will invest primarily in common stocks with market capitalizations, at the time of investment, within the capitalization range of companies included in the Russell Midcap Growth Index, an unmanaged index of midcap companies within the Russell 1000 Growth Index. Although the market capitalization range for the Russell Midcap Growth Index fluctuates, it was $671 million to $25 billion as of March 31, 2011. In making investment decisions, Loomis Sayles uses a bottom-up, fundamental research process that includes regular contact with company management, near- and long-term projections of company fundamentals and evaluations of potential earnings growth. Additionally, analysts and Fund managers continuously monitor investments to determine whether companies possess the same fundamental characteristics for growth which made them candidates for investment originally. Loomis Sayles generally will sell a position if earnings or fundamentals deteriorate, if there is significant change in management or if more favorable opportunities arise.

•

Loomis Sayles – Small Cap Value segment — Under normal circumstances, the Small Cap Value segment of the Fund, also managed by Loomis Sayles, will invest primarily in common stocks with a market capitalization, at the time of the investment, within the range of the market capitalizations of those companies constituting the Russell 2500 Index. Although the market capitalization range for the Russell 2500 Index fluctuates, it was $19 million to $11 billion as of March 31, 2011. Loomis Sayles seeks to achieve the objective of the Fund by emphasizing companies undervalued by the market in relation to earnings, dividends, assets, and growth prospects. In making investment decisions, Loomis Sayles uses a bottom-up, fundamental research process that includes regular contact with company management, near- and long-term projections of company fundamentals and evaluations of potential earnings growth. Additionally, analysts and Fund managers continuously monitor investments to determine whether companies possess the same fundamental characteristics for growth which made them candidates for investment originally.

Loomis Sayles will generally sell a position if earnings or fundamentals deteriorate, if there is significant change in management or if more favorable opportunities arise.

3.	Comment. State the percentage of the Fund’s net assets allocated among each segment of the Fund.

Response. The Registrant respectfully submits that the disclosure on page 2 of the prospectus under the section “Principal Investment Strategies,” stating that the Fund’s adviser generally allocates capital invested in the Fund equally among its four segments adequately describes the Fund’s allocation policy. However, in response to the comment the Registrant has revised the disclosure on page 2 of the prospectus under the section “Principal Investment Strategies” as follows: “Subject to the allocation policy adopted by the Fund’s Board of Trustees, Natixis Asset Management Advisors, L.P. (“Natixis Advisors”) generally allocates capital invested in the Fund equally (i.e., 25%) among its four segments.”

4.	Comment. On page 2 of the prospectus under the section “Principal Investment Strategies,” several sentences state that the Fund “may” participate in certain investment strategies. Are these investment strategies principal?

Response. The Registrant confirms that the strategies referenced above on page 2 of the prospectus are principal investment strategies of the Fund. The Registrant uses the term “may” to indicate that not all strategies will be used at all times.

5.	Comment. In the second to last bullet under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, confirm that the investments described in the referenced paragraph are principal investment strategies. If the derivatives listed in this paragraph are principal, please review the July 30, 2010 letter the Staff sent to the Investment Company Institute regarding derivatives-related disclosures by investment companies (the “July ICI Letter”) and conform the Fund’s derivatives disclosure accordingly.

Response. In response to this comment, the Registrant has revised the relevant disclosure as follows: “The Fund may also: . . . Invest in options and enter into futures, swap contracts and currency transactions.” The Registrant confirms that the strategies listed in the revised sentence above are principal investment strategies of the Fund.

6.	Comment. On page 3 of the prospectus, “Emerging Markets Risk” is listed as a principal risk of the Fund. Confirm whether investing in emerging markets is a Principal Investment Strategy.

Response. The Registrant confirms that investing in emerging markets is a principal investment strategy of the Fund. The Registrant notes that the fifth bullet point in the section under “Principal Investment Strategies” states that “The Fund may also: . . . Hold securities of foreign issuers traded over-the-counter or on foreign exchanges, including securities in emerging markets and related currency hedging transactions.”

7.	Comment. On page 3 of the prospectus, “Fixed-Income Securities Risk” is disclosed as a principal risk of the Fund. Will the Fund be investing in below-investment grade securities? If so, the risk of investing in this type of security should be disclosed.

Response. The Registrant confirms that investing in fixed-income securities, which include below-investment grade securities, is a principal investment strategy of the Fund. Page 3 of the prospectus under the section “Principal Investment Strategies” states that “The Fund may also: . . . Invest in fixed-income securities, including U.S. government bonds and lower-quality corporate bonds.” In response to this comment, the Registrant has revised the disclosure above to read as follows: “including U.S. government bonds and below-investment grade fixed income securities.” In addition, the Registrant has revised the relevant “Fixed-Income Securities Risk” disclosure as follows:

Fixed-Income Securities Risk: Fixed-income securities are subject to credit risk, interest rate risk and liquidity risk. Generally, the value of fixed-income securities rises when prevailing interest rates fall and falls when interest rates rise. You may lose money on your investment due to unpredictable drops in a security’s value or periods of below-average performance in a given security or in the securities market as a whole. In addition, an economic downturn or period of rising interest rates could adversely affect the market of these securities and reduce the Fund’s ability to sell them. Below investment-grade fixed-income securities (commonly known as “junk bonds”) may be subject to these risks to a greater extent than other fixed-income securities.

8.	Comment. On page 6 of the prospectus, under the section “Principal Investment Strategies,” within the section “More Information About the Fund,” several sentences state that the Fund “may” participate in certain investment strategies. Are these investment strategies principal?

Response. The Registrant confirms that the strategies referenced above that are listed on page 6 of the prospectus are principal investment strategies of the Fund. The Registrant uses the term “may” to indicate that not all strategies will be used at all times.

9.	Comment. On page 7 of the prospectus, “Emerging Markets Risk” is listed as a principal risk of the Fund. Confirm whether investing in emerging markets is a Principal Investment Strategy.

Response. The Registrant confirms that investing in emerging markets is a principal investment strategy of the Fund. The Registrant notes that the fifth bullet point in the section under “Principal Investment Strategies” states that “The Fund may also: . . . Hold securities of foreign issuers traded over-the-counter or on foreign exchanges, including securities in emerging markets and related currency hedging transactions.”

10.	Comment. On page 7 of the prospectus, “Fixed-Income Securities Risk” is disclosed as a principal risk of the Fund. Will the Fund be investing in below-investment grade securities? If so, the risk of investing in this type of security should be disclosed.

Response. The Registrant confirms that investing in fixed-income securities, which include below-investment grade securities, is a principal investment strategy of the Fund. Page 6 of the prospectus under the section “Principal Investment Strategies” states that “The Fund may also: . . . Invest in fixed-income securities, including U.S. government bonds and lower-quality corporate bonds.” In response to this comment, the Registrant has revised the disclosure above to read as follows: “including U.S. government bonds and below-investment grade fixed income securities.” In addition, the Registrant has revised the relevant “Fixed-Income Securities Risk” disclosure as follows:

Fixed-Income Securities Risk: Fixed-income securities are subject to credit risk, interest rate risk and liquidity risk. Generally, the value of fixed-income securities rises when prevailing interest rates fall and falls when interest rates rise. You may lose money on your investment due to unpredictable drops in a security’s value or periods of below-average performance in a given security or in the securities market as a whole. In addition, an economic downturn or period of rising interest rates could adversely affect the market of these securities and reduce the Fund’s ability to sell them. Below investment-grade fixed-income securities (commonly known as “junk bonds”) may be subject to these risks to a greater extent than other fixed-income securities.

11.	Comment. On page 8 of the prospectus, does the “Small-Cap Companies Risk” also apply to mid-cap companies?

Response. In response to this comment, the Registrant has revised the disclosure under “Small-Cap Companies Risk” as follows:

Small and Mid-Capitalization Companies Risk
Compared to companies with large market capitalization, small- and mid-capitalization companies are more likely to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Securities of these companies often trade less frequently and in limited volume and their prices may fluctuate more than stocks of large-capitalization companies. Securities of small- and mid-capitalization companies may therefore be more vulnerable to adverse developments than those of large-capitalization companies. As a result, it may be relatively more difficult for the Fund to buy and sell securities of small- and mid-capitalization companies.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust I

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.